March 14, 2013

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Neuberger Berman Equity Funds; Post-Effective Amendment No. 163
-- Neuberger Berman Emerging Markets Equity Fund
-- Neuberger Berman Genesis Fund
-- Neuberger Berman Mid Cap Growth Fund
-- Neuberger Berman Real Estate Fund
-- Neuberger Berman Socially Responsive Fund
-1933 Act File No. 002-11357
-1940 Act File No. 811-00582

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on February 26 2013, regarding your review of Post-Effective Amendment No. 163 to the registration statement on Form N-1A for Neuberger Berman Equity Funds (“Registrant”) on behalf of its series listed above (each a “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 163 will become effective on March 14, 2013.  We expect to file Post-Effective Amendment No. 165 on March 14, 2013, which will become effective automatically on that date pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Please note the Funds currently have existing classes of shares and that Post-Effective Amendment No. 163 is registering a new class of shares for the Funds.  Consequently, as discussed in our telephone conversation on February 26, 2013, some of the Registrant’s responses below note the Registrant’s intention to consider the Staff’s comment during the next annual update to the Fund’s registration statement.  This is to avoid differing disclosure between each Fund’s existing classes of shares and this new class of shares of the Fund.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 14, 2013

Prospectuses

Comment 1:  Please confirm that the fee table for each Fund includes a separate line item for acquired fund fees and expenses if acquired fund fees and expenses for that Fund exceed 0.01% of average daily net assets.

Response:  The Registrant confirms that acquired fund fees and expenses for each Fund do not exceed 0.01% of average daily net assets so that a separate line item for acquired fund fees and expenses is not included in the fee table for any Fund.

Comment 2:  Please confirm the expense limitation agreement will be filed as an exhibit to Post-Effective Amendment No. 165 and that there is no intent to terminate the agreement.

Response:  The Registrant confirms that the expense limitation agreement will be filed as an exhibit to Post-Effective Amendment No. 165 and that there is no intent to terminate the agreement.

Comment 3:  For Neuberger Berman Emerging Markets Equity Fund, in the “Principal Investment Strategies” section, please clarify what is meant by the phrase “foreign real estate companies” and consider adding additional risk disclosure about foreign real estate companies.

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine whether any changes are warranted at that time.

Comment 4:  For Neuberger Berman Emerging Markets Equity Fund, in the “Principal Investment Risks” section, please consider clarifying the risks related to warrants and rights.

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and will determine whether any changes are warranted at that time.

Comment 5:  For Neuberger Berman Emerging Markets Equity Fund, in the “Principal Investment Strategies” section, please clarify the policy considering convertible securities to be equity securities to indicate that this would be the case only if such securities are immediately convertible.

Response:  The Registrant has considered the Staff’s comment; however, the Registrant has not made this revision because it believes that the revision is neither necessary nor appropriate.  In addition, the Registrant notes that the Fund does not invest to any material extent in convertible securities.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 14, 2013

Comment 6:  For each Fund, please revise the “Buying and Selling Shares” section to state explicitly that there is no investment minimum.

Response:  The Registrant has made the requested change.

Comment 7:  For each Fund with a policy of investing 80% of its net assets in securities of companies within the market capitalization range of a particular index, please add disclosure indicating that the Fund will invest in the market capitalization range of the index at the date that the index was last reconstituted.

Response:  The Registrant has considered the Staff’s comment; however, the Registrant has determined not to add disclosure indicating that a Fund will invest in the market capitalization range of the index at the date that the index was last reconstituted because the Registrant believes that this disclosure would be inappropriate.  The current disclosure allows a Fund to evaluate the market capitalization range in conjunction with changes in the stock market on an on-going basis so that the Fund is using a definition of range that is consistent with the current understanding of a market capitalization range.  The Registrant further believes that this policy is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”), and the staff’s guidance regarding Rule 35d-1.  In the Frequently Asked Questions about Rule 35d-1 bulletin issued by the staff,1 the staff stated that:

As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.

Comment 8:  For Neuberger Berman Real Estate Fund, in the “Principal Investment Strategies” section, please clarify that below investment grade debt securities are commonly known as junk bonds.

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and will determine whether any changes are warranted at that time.

Comment 9:  For Neuberger Berman Real Estate Fund, in the “Principal Investment Strategies” section, if the Fund has a target average duration for the portion of the portfolio that it

1 Frequently Asked Questions about Rule 35d-1 (Investment Company Names), http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 14, 2013

may invest in debt securities, please add that disclosure in the “Principal Investment Strategies” section.

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and will determine whether any changes are warranted at that time.

Comment 10:  For Neuberger Berman Real Estate Fund, in the “Principal Investment Strategies” section, if the Fund will invest in companies within specific market capitalization categories, please add that disclosure in the “Principal Investment Strategies” section.

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and will determine whether any changes are warranted at that time.

Comment 11:  For Neuberger Berman Real Estate Fund, in the “Principal Investment Strategies” section, please consider whether the following disclosure “plus the amount of any borrowings for investment purposes” should be added after “80% of its net assets.”

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and will determine whether any changes are warranted at that time.

Comment 12:  For Neuberger Berman Socially Responsive Fund, in the “Principal Investment Strategies” section, please move the Fund’s policy to invest 80% of the Fund’s net assets in equity securities selected in accordance with its social policy to the first paragraph of the section.  In addition, please consider clarifying the description of the social policy to indicate which investments will not count towards the 80% policy.

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and will determine whether any changes are warranted at that time.

Comment 13:  In the “Additional Information about Principal Risks” section, please confirm whether “High Portfolio Turnover” is applicable to the Funds.

Response:  The Registrant has removed “High Portfolio Turnover” in the “Additional Information about Principal Risks” section.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 14, 2013

Comment 14:  In the “Information about Additional Risks” section, please add a cross reference to the statement of additional information for additional information about additional risks.

Response:  The Registrant has made the requested change.

Statement of Additional Information

Comment 15:  In the “Investment Information – Investment Policies and Limitations – Senior Securities” section, please describe the provisions of the Investment Company Act of 1940 that limit the ability of investment companies to issue senior securities.

Response:

The Registrant added the following sentence to the “Investment Information – Investment Policies and Limitations – Senior Securities” section:

Section 18(f)(1) of the 1940 Act prohibits an open-end investment company from issuing any class of senior security, or selling any class of senior security of which it is the issuer, except that the investment company may borrow from a bank provided that immediately after any such borrowing there is asset coverage of at least 300% for all of its borrowings.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9430 or Franklin H. Na at (202) 778-9473.  Thank you for your attention to this matter.

Sincerely,

/s/ Christyn L. Rossman
Christyn L. Rossman